EXHIBIT 22

The inside front cover and pages 5-12 and 14-29 of the Annual Report to Security Holders for the fiscal year ended May 31, 2003 are appended hereto as Exhibit 22 hereof and are being electronically filed with this Form 10-K Annual Report.

Exhibit 22

FINANCIAL HIGHLIGHTS

	May 31,

(in thousands, except per share information)	2003	2002	2001	2000	1999

Revenues	$108,796	$147,864	$211,176	$241,793	$269,739
Costs of revenues and depreciation	62,663	81,678	99,724	131,125	139,338
Selling, general and administrative expenses	37,399	50,492	62,625	65,104	77,612
Loss on impairment of goodwill and intangibles	37,135	—	—	—	—
Interest and other, net	(4,091)	(2,232)	(708)	5,465	11,999

Income (loss) before income taxes	(24,310)	17,926	49,535	40,099	40,790
Income tax (benefit) provision	(9,324)	4,804	18,822	15,237	16,725

Net income (loss)	$(14,986)	$13,122	$30,713	$24,862	$24,065

Earnings (loss) per share:
Basic	$(0.60)	$0.53	$1.26	$1.01	$0.98
Diluted	$(0.60)	$0.53	$1.24	$1.00	$0.96
Shares used in per share calculation:
Basic	24,810	24,602	24,416	24,571	24,443
Diluted	24,810	24,837	24,753	24,972	25,004
Total assets	$277,100	$307,141	$312,468	$306,435	$368,708
Bank borrowings	$—	$—	$—	$21,800	$107,500
Shareholders’ equity	$252,508	$264,717	$250,186	$221,665	$196,174
Shareholders’ equity per common share	$10.17	$10.68	$10.21	$9.00	$8.01

ELECTRO RENT 2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the fiscal 2003 Consolidated Financial Statements and the notes thereto and the other financial and statistical information appearing elsewhere in this annual report.

Overview

The Company generates revenues through the rental, lease and sale of electronic equipment, including test and measurement (T&M) and computer-related (DP) equipment. In fiscal 2003, 69% of rental and lease revenues was derived from T&M equipment. This percentage has been increasing over the last four years as a result of a steady erosion of DP revenues related to declines in product purchase prices and unit volume. Rental revenues comprised 72% of fiscal 2003 rental and lease revenue, and this percentage also has been increasing over the last four years due to a significant decline in personal computer leasing activity.

The Company’s profitability is primarily a function of the volume and pricing of rental and lease transactions, and utilization of the equipment pool. Significant changes in the purchase or disposal price of equipment or interest rates can also have a significant effect on the Company’s profitability, depending on the ability of the Company to adjust rental and lease rates for these changes. The Company’s business requires significant expenditures for equipment and, consequently, requires substantial liquidity to finance such expenditures.

During fiscal 2003, demand for rental equipment declined along with the global economic slowdown, which negatively impacted all of the Company’s major market segments. Additionally, rental rates and lease rates reached historic lows. Monthly rental rates declined by 15% and monthly lease rates declined by 10% during fiscal 2003. However, during that same period overall utilization for the Company’s equipment pool, based on acquisition cost, remained constant at 54%, which reflects the Company’s continued liquidation and write-off of under-performing assets.

We believe that demand for rental electronic equipment should improve when the U.S. economy begins to recover. Also, increased defense spending on advanced weapons and intelligence systems should benefit the Company. Until these events take place, however, the Company will strive to operate the business efficiently at the prevailing activity levels.

Fiscal 2003 Compared with Fiscal 2002

TOTAL REVENUES: Total revenues for fiscal 2003 decreased $39.1 million, or 26%, to $108.8 million compared to $147.9 million in the prior year. The decline in total revenues was due to a decrease in rental and lease revenue of 30% and a decrease in sales of equipment and other revenues of 14%.

Rental and lease revenues in fiscal 2003 were $80.7 million, a 30% decline from the prior year. This decrease was primarily the result of lower demand in the Company’s major market segments stemming from the global economic slowdown. Additionally, DP rental revenue continued to be negatively impacted by declining purchase prices of new personal computers and competition.

Sales of equipment and other revenues were $28.1 million in fiscal 2003, a decrease of 14% as compared to fiscal 2002. This decrease reflects lower demand and a smaller equipment pool, primarily for DP equipment.

DEPRECIATION OF RENTAL AND LEASE EQUIPMENT: Depreciation of equipment decreased from $58.6 million in fiscal 2002, to $44.7 million, in fiscal 2003 as a result of our efforts to dispose of equipment coupled with our decision to reduce purchases of new equipment significantly. Although depreciation expense was reduced by $13.9 million, or 24%, for fiscal 2003, depreciation increased to 55% of rental and lease revenues in fiscal 2003 from 51% of rental and lease revenues in fiscal 2002 because the 30% decline in rental and lease revenues in fiscal 2003 was not entirely offset by the Company’s efforts in reducing the equipment pool size.

COSTS OF REVENUES OTHER THAN DEPRECIATION: Costs of revenues other than depreciation decreased from $23.0 million in fiscal 2002 to $17.9 million in fiscal 2003. Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 70% of equipment sales in fiscal 2002 to 65% of equipment sales in fiscal 2003. This cost ratio decrease reflects the liquidation of older used equipment, which during fiscal 2003 the Company was able to sell at higher prices relative to its book value.

ELECTRO RENT 2003 ANNUAL REPORT

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses decreased $13.1 million, or 26%, to $37.4 million in fiscal 2003 as compared to $50.5 million in fiscal 2002. These expenses as a percentage of total revenues remained unchanged at 34% for each year. The decline in SG&A expenses is the result of reductions in almost all areas of the business, with approximately 52% of the reduction relating to personnel costs, partly offset by certain restructuring costs described below.

During fiscal 2003, we continued our cost reduction activities to better align expense levels with current revenue levels and reduce spending under the current economic conditions. In particular, we closed our Duluth, Georgia, distribution center during the fourth quarter of fiscal 2003, reducing the total number of Company locations to fourteen, and we had 304 employees at the end of fiscal 2003, compared to 425 at the end of the prior year. As a result of these actions, we recorded restructuring charges of approximately $821,000 during the fourth quarter of fiscal 2003. These charges included approximately $570,000 for the lease liability and approximately $31,000 for property and equipment related to our Duluth facility and severance from employee terminations of approximately $220,000. Approximately $113,000 of the employee severance was paid during fiscal 2003 and the remainder will be paid in fiscal 2004. No comparable restructuring charges were recorded during fiscal 2002.

LOSS ON IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS: During fiscal 2003, the Company incurred an expense of $37.1 million as a result of an evaluation done under Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, we performed impairment testing for goodwill and other intangible assets during the quarter ended May 31, 2003. Recorded goodwill related primarily to the GE Capital Technology Management Services (“TMS”) acquisition in fiscal 1998, and other intangible assets related to the Genstar Rental Electronics, Inc. acquisition in fiscal 1995. Since we operate in a single business segment as a single business unit, the determination of whether an impairment of goodwill existed was based on a comparison of the fair value of the entire Company to the carrying value of our net assets. In estimating the fair value of the entire Company, we reviewed the average and closing stock prices for our Common Stock, as well as other factors. Because the fair value of the entire Company was determined to be less than the carrying value of our net assets, we were required to record an impairment loss on goodwill of $35.7 million. Additionally, because the Genstar trade name and customer contracts were deemed to no longer have value to the Company, we were required to record an impairment loss on intangible assets of $1.4 million. As a result of these impairment losses recorded in the quarter ended May 31, 2003, the balances for goodwill and intangible assets were reduced to zero. There were no charges for impairment of goodwill and other intangible assets in fiscal 2002.

OPERATING PROFIT (LOSS): As a result of the changes in revenues and operating expenses discussed above, the operating loss before interest and insurance settlement income was $28.4 million or 26% of total revenues in fiscal 2003 compared to operating earnings of $15.7 million or 11% of total revenues in fiscal 2002. The operating loss in fiscal 2003 includes the write-off of goodwill and other intangibles of $37.1 million.

INTEREST INCOME, NET: Net interest income decreased from $2.2 million in fiscal 2002 to $2.1 million in fiscal 2003, despite a substantial increase in cash equivalent investments. This was due to lower prevailing rates of interest in money-market instruments.

INCOME FROM INSURANCE SETTLEMENT: On July 22, 2003, the Company received a one-time insurance settlement of $2.0 million related to unrecoverable rental and lease equipment written off in years prior to fiscal 2003. The Company’s claim was settled and the insurance proceeds were recorded as other income in fiscal 2003. There was no comparable income in fiscal 2002.

INCOME TAX (BENEFIT) PROVISION: The Company recorded a tax benefit in fiscal 2003 due to the operating loss discussed above. In addition, at fiscal year-end, the Company re-evaluated its accrued liability relating to state, federal, local and foreign income taxes and reduced income tax expense by approximately $500,000 in the fourth quarter of fiscal 2003. In the prior year, we recorded a $2.0 million reduction in income tax expense related to a similar re-evaluation. As a result, the effective tax benefit rate was 38% in fiscal 2003, as compared to a 27% tax provision rate in fiscal 2002.

Fiscal 2002 Compared with Fiscal 2001

TOTAL REVENUES: Total revenues for fiscal 2002 decreased 30% to $147.9 million from $211.2 million for the prior year. Rental and lease revenues decreased 34% to $115.3 million, primarily as a result of continued weakness in the business. Sales of equipment and other revenues decreased 14% to $32.6 million due to lower demand for T&M and DP equipment.

ELECTRO RENT 2003 ANNUAL REPORT

DEPRECIATION OF RENTAL AND LEASE EQUIPMENT: In spite of progress in reducing our DP equipment pool and related depreciation, depreciation of equipment increased from 42% of rental and lease revenues in fiscal 2001 to 51% of rental and lease revenues in fiscal 2002. This expense ratio increased because the 19% decline in depreciation expense from the prior year period was exceeded by a 34% decline in rental and lease revenues. These changes also reflect the lower rates of equipment utilization and lower rental and lease yields in the current year, as compared to the prior year.

DP equipment utilization continued a four-year decline to its lowest historical level, while T&M equipment utilization continued a decline, which began in the fourth quarter of fiscal 2001 and reached its lowest level since fiscal 1994.

COSTS OF REVENUES OTHER THAN DEPRECIATION: Costs of revenues other than depreciation primarily includes the cost of equipment sales, which increased from 69% of equipment sales in fiscal 2001 to 70% of equipment sales in fiscal 2002. This cost ratio increase reflects the liquidation of used equipment which is cumulatively less depreciated in the current year, compared to the prior year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses totaled $50.5 million for fiscal 2002, or 34% of revenues, as compared to $62.6 million, or 30% of revenues, for fiscal 2001. Although SG&A expenses were reduced by 19%, reflecting a reduction in personnel, the closing of certain locations, resolution of the TMS arbitration, and the termination of goodwill amortization, total revenues declined at a faster rate of 30%.

OPERATING PROFIT: As a result of the changes in revenues, operating costs and expenses discussed above, earnings before interest and taxes were $15.7 million, or 11% of total revenues, in fiscal 2002 compared to $48.8 million, or 23% of total revenues, in fiscal 2001.

INTEREST INCOME, NET: Net interest income increased from $0.7 million in fiscal 2001 to $2.2 million in fiscal 2002. This change is due to the repayment of all bank borrowings during fiscal 2001, and subsequent investment of the Company’s net cash flow in money market instruments.

INCOME TAX PROVISION: At year-end, the Company re-evaluated its accrued liability for income taxes and reduced income tax expense by approximately $2.0 million in the fourth quarter of fiscal 2002. As a result, the effective tax rate was 27% in fiscal 2002, as compared to 38% in fiscal 2001.

Liquidity and Capital Resources

Historically, the Company’s primary capital requirements have been purchases of rental and lease equipment and debt service. However, because of the decline in business over the last four years, the Company has had no bank borrowings since the third quarter of fiscal 2001. The Company purchases equipment throughout each year to replace equipment, that has been sold, and to maintain adequate levels of rental equipment to meet existing and new customer demands. The rental and leasing market for personal computers has declined over the last four years, and the T&M market began declining in the last quarter of fiscal 2001. However, during fiscal 2003, the Company continued to make modest purchases of T&M and DP equipment in order to support some areas of potential growth, and to keep the Company’s equipment pool technologically up-to-date. Cash and cash equivalents are likely to continue to accumulate, unless the Company decides to buy back additional shares of its common stock, pay a dividend, finance another acquisition, or pursue other opportunities. The Company has invested its growing cash balance in U.S. government money market funds and other instruments with maturities of less than 90 days.

During fiscal year 2001, the Company’s Board of Directors authorized management to implement a limited stock repurchase program in the amount of 1,500,000 shares. As of May 31, 2003, the Company had bought back 318,000 common shares for $3.0 million, or $9.37 per share. The only shares repurchased since fiscal 2001 have been in connection with the stock-for-stock exercise of employee options. Shares acquired are restored to the status of authorized but un-issued shares.

Since the Company began accumulating significant cash balances in fiscal 2001, the Company’s Board of Directors has continuously reviewed investment alternatives. The Company is currently conducting a thorough review of its opportunities for growing the business, including what financial resources would be required to accomplish its goals. During fiscal 2004 the Company expects to be in a position to make a judgment as to what best to do with its cash for the benefit of our shareholders.

Electro Rent’s rental and lease equipment portfolio totaled $252.7 million, at acquisition cost, at May 31, 2003, decreasing $70.2 million from last year. During the three years ended May 31, 2003, the Company made payments for equipment purchases totaling

ELECTRO RENT 2003 ANNUAL REPORT

$144.8 million, while recording a net decrease in its equipment portfolio at acquisition cost of $191.8 million resulting from the liquidation of used equipment. The Company has three principal sources of liquidity: cash flows provided by its operating activities, proceeds from the sale of equipment from its portfolio, and external funds that historically have been provided by bank borrowings.

During the years ended May 31, 2003 and 2002 net cash provided by operating activities was $49.1 million and $76.4 million, respectively. The decrease in fiscal 2003 results primarily from the declines in net income and depreciation expense.

During the years ended May 31, 2003 and 2002 net cash used in investing activities was $13.6 million and $23.3 million, respectively. This change is primarily attributable to the significant reduction of payments for the purchase of rental and lease equipment to $26.7 million in fiscal 2003 from $51.1 million in fiscal 2002, partly offset by declines in proceeds from the sale of used equipment to $24.0 million in fiscal 2003 from $27.9 in fiscal 2002 and the purchase of marketable securities of $10.0 million in fiscal 2003.

During fiscal 2003 net cash provided from financing activities was $200,000 compared to $1.4 million in fiscal 2002. This decrease is largely due to lower proceeds from stock issuance on fewer option exercises in the current year. The total result of the cash flows from operating, investing and financing activities in fiscal 2003 was an increase in cash and cash equivalents of $35.8 million.

As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company’s operations during the last three years.

				Three Years Ended
(in thousands)	2001	2002	2003	May 31, 2003

Cash flows from operating activities(1)	$97,434	$76,411	$49,148	$222,993
Proceeds from sale of equipment	32,745	27,913	24,005	84,663
Total cash flows available for equipment purchases	130,179	104,324	73,153	307,656
Payments for equipment purchases	(66,987)	(51,159)	(26,653)	(144,799)
Net decrease in bank borrowings	(21,800)	0	0	(21,800)
Net decrease in equipment portfolio at acquisition cost	(55,048)	(66,549)	(70,186)	(191,783)

(1)	For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 212% of the funds required for equipment purchased during the three-year period ended May 31, 2003. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent’s portfolio. Management believes that cash and cash equivalents, cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 4 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company’s operations for at least the next twelve months.

The market for personal computers and test equipment continued to weaken during fiscal 2003, and as a result, the Company’s expenditures for equipment decreased. The Company repaid its bank borrowings in full during the first half of fiscal 2001. Since then, the Company has accumulated cash which has been invested in short-term money market funds. The Company’s cash and cash equivalents are likely to continue to accumulate, unless the Company decides to buy back additional shares, pay a dividend, finance an acquisition, or pursue other opportunities.

The Company has a $10.0 million revolving line of credit with a bank, subject to certain restrictions; to meet equipment acquisition needs as well as working capital and general corporate requirements. The Company had no borrowings outstanding at May 31, 2003.

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

ELECTRO RENT 2003 ANNUAL REPORT

Inflation generally has favorably influenced the Company’s results of operations by enhancing the sale prices of its used equipment. However, lower inflation rates and the continued availability of newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative sale prices for used electronic equipment. If this should occur, the Company’s margins and earnings will be reduced. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and servers have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on the Company’s margins and earnings.

Contractual Obligations

The table below presents the amount of payments due under the Company’s contractual obligations. The table reflects expected payments due as of May 31, 2003 and does not reflect changes which could arise after that time.

	Payments due by period

		Less			More
		than 1	1-3	3-5	than 5
Contractual Obligations (in thousands)	Total	year	years	years	years

Facility lease payments, not including property taxes and insurance	$1,738	$952	$786	$—	$—

Total	$1,738	$952	$786	$—	$—

Qualitative and Quantitative Disclosures About Interest Rates and Currency Rates

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates, however, the Company believes those risks to be not material in relation to our operations. We do not have any derivative financial instruments.

As of May 31, 2003 and 2002, our cash and cash equivalents included money market securities. Due to the short-term duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio, therefore, the Company would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

The Company is also subject to risks associated with foreign currency rate fluctuations to the extent of financing arrangements for rented and leased equipment denominated in Canadian dollars. The Company has determined that hedging of these assets is not cost effective and instead attempts to minimize its risks due to currency and exchange rate fluctuations through working capital management. The Company does not believe that any foreseeable change in currency rates would materially or adversely affect its financial position or results of operations.

Controls and Procedures

Electro Rent maintains disclosure controls and procedures designed to ensure that information required to be disclosed by Electro Rent in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. As of the end of the period covered by this report, Electro Rent carried out an evaluation of the effectiveness of the design and operation of Electro Rent’s disclosure controls and procedures pursuant to Exchange Act Rules 13a-14 and 15d-14. The evaluation was conducted under the supervision of, and with the participation of, Electro Rent’s management, including Electro Rent’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon that evaluation, Electro Rent’s CEO and CFO concluded that Electro Rent’s disclosure controls and procedures are effective in alerting them, on a timely basis, to material information relating to Electro Rent (including its consolidated subsidiaries) that is required to be included in its periodic filings with the Securities and Exchange Commission. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

ELECTRO RENT 2003 ANNUAL REPORT

Since the most recent evaluation of Electro Rent’s internal control over financial reporting by Electro Rent’s CEO and CFO, there have been no significant changes in its internal control over financial reporting or in other factors that could materially affect, or is reasonably likely to materially affect, Electro Rent’s internal control over financial reporting. To maintain adequate and efficient controls, over time, Electro Rent’s CEO and CFO periodically review Electro Rent’s internal and disclosure controls with other members of Electro Rent’s management and update controls and systems as needed.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment and intangibles, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on management’s historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.

Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements:

ASSET LIVES AND DEPRECIATION METHODS: The Company’s primary business involves the purchase and subsequent rent and lease of long-lived electronic equipment. Management has chosen assets lives that it believes correspond to the economic life of the related asset. Management has chosen depreciation methods that it believes matches the benefit to the Company from the asset with the associated costs. These judgments have been made based on management’s expertise in each equipment type that the Company carries. If the asset life and depreciation method chosen do not reduce the book value of the asset to at least the potential future cash flows from the asset to the Company, the Company would be required to record a loss on revaluation.

IMPAIRMENT OF LONG-LIVED ASSETS: On a regular basis, management reviews the carrying value of its rental and lease equipment and intangible assets to determine if the carrying value of the assets may not be recoverable due to current and forecasted economic conditions. This requires management to make estimates related to future cash flows from the assets and to determine whether any deterioration is temporary or permanent. If these estimates or the related assumptions change in the future, management may be required to record additional impairment charges.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, we performed impairment testing for goodwill and other intangible assets during the quarter ended May 31, 2003. Since we operate in a single business segment as a single business unit, the determination of whether an impairment of goodwill existed was based on a comparison of the fair value of the entire Company to the carrying value of our net assets. In estimating the fair value of the entire Company, we reviewed the average and closing stock prices for our Common Stock, as well as other factors. Because the fair value of the entire Company was determined to be less than the carrying value of our net assets, we were required to record an impairment loss on goodwill of $35.7 million. Additionally, because the Genstar trade name and customer contracts were deemed to no longer have value to the Company, we were required to record an impairment loss on intangible assets of $1.4 million. As a result of these impairment losses recorded in the quarter ended May 31, 2003, the balances for goodwill and intangible assets were reduced to zero.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of the Company’s customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased.

ELECTRO RENT 2003 ANNUAL REPORT

CONTINGENCIES AND LITIGATION: The Company is subject to legal proceedings involving ordinary and routine claims related to its business. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record either more or less litigation expense.

RECENT ACCOUNTING PRONOUNCEMENTS: In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is effective for the fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 as required on June 1, 2002. This standard did not have a significant effect on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS 146,“Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force Issue No. 94-3 where a liability for an exit is recognized at the date of an entity’s commitment to an exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a significant effect on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45,“Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107”, and rescission of FIN No. 34,“Disclosure of Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption of such interpretation did not have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148,“Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation in both annual and interim reporting. The amendments are effective for fiscal years ending after December 15, 2002. The Company adopted SFAS No. 148 on March 1, 2003.

In April 2003, the FASB issued SFAS No. 149,“Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133,“Accounting for Derivative Instruments and Hedging Activities.” The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not believe the adoption of this statement will have a material impact on its financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150,“Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The Company does not believe that the adoption of SFAS No. 150 will have a significant impact on its financial statements.

ELECTRO RENT 2003 ANNUAL REPORT

Special Note About Forward-Looking Statements

Except for the historical statements and discussions contained in this Annual Report, statements contained in this Annual Report constitute forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934. These forward- looking statements reflect the current views of the Company’s management with respect to future events and financial performance; however, you should not put undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements that are or may be affected by developments, which the Company’s management does not deem material. When used or incorporated by reference in this Annual Report, the words “anticipate,” “believes,” “expects,” “intends,” “future,” and other similar expressions identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, not all of which are disclosed in this Annual Report. The Company believes its management’s assumptions are reasonable; nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, the Company’s actual results will probably differ from the outcomes contained in any forward-looking statement, and those differences could be material. Factors that could cause or contribute to these differences include, among others, those risks and uncertainties discussed under the sections contained in this Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in “Quantitative and Qualitative Disclosure About Interest Rates and Currency Rates,” as well as in the Company’s Annual Report on Form 10-K for the year ended May 31, 2003, including the “Risk Factors” attached as Exhibit 99 to that document, the Company’s Proxy Statement for its 2003 Annual Meeting of Shareholders and the Company’s other filings with the Securities and Exchange Commission. Should one or more of the risks discussed, or any other risks, materialize, or should one or more of the Company’s underlying assumptions prove incorrect, the Company’s actual results may vary materially from those anticipated, estimated, expected or projected.

ELECTRO RENT 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended May 31,

(in thousands, except per share information)	2003	2002	2001

REVENUES:
Rentals and leases	$80,667	$115,310	$173,495
Sales of equipment and other revenues	28,129	32,554	37,681

Total revenues	108,796	147,864	211,176

OPERATING EXPENSES:
Depreciation of rental and lease equipment	44,733	58,639	72,753
Costs of revenues other than depreciation of rental and lease equipment	17,930	23,039	26,971
Selling, general and administrative expenses	37,399	50,492	62,625
Loss on impairment of goodwill	35,703	—	—
Loss on impairment of intangibles	1,432	—	—

Total operating expenses	137,197	132,170	162,349

Operating profit (loss)	(28,401)	15,694	48,827
Interest income, net	2,091	2,232	708
Income from insurance settlement	2,000	—	—

Income (loss) before income taxes	(24,310)	17,926	49,535
Income tax (benefit) provision	(9,324)	4,804	18,822

Net income (loss)	$(14,986)	$13,122	$30,713

Earnings (loss) per share:
Basic	$(0.60)	$0.53	$1.26
Diluted	$(0.60)	$0.53	$1.24
Shares used in per share calculation:
Basic	24,810	24,602	24,416
Diluted	24,810	24,837	24,753

     The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2003 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

	As of May 31,
(in thousands, except share information)	2003	2002

ASSETS
Cash and cash equivalents	$151,448	$115,623
Marketable securities	10,000	—
Accounts receivable, net of allowance for doubtful accounts of $1,106 and $2,461	6,874	12,023
Rental and lease equipment, net of accumulated depreciation of $165,334 and $201,438	87,344	121,426
Other property, net of accumulated depreciation and amortization of $10,997 and $12,241	16,409	16,912
Goodwill	—	35,703
Intangibles, net of amortization of $4,942	—	1,558
Other	5,025	3,896

	$277,100	$307,141

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable	$6,332	$7,185
Accrued expenses	13,248	16,706
Deferred revenue	1,833	2,716
Deferred income taxes	3,179	15,817

Total liabilities	24,592	42,424

Commitments and contingencies (Note 9)
Shareholders’ equity:
Preferred stock, $1 par — shares authorized 1,000,000; none issued Common stock, no par — shares authorized 40,000,000; issued and outstanding 2003 — 24,821,015; 2002 — 24,774,734	16,023	13,246
Retained earnings	236,485	251,471

Total shareholders’ equity	252,508	264,717

	$277,100	$307,141

     The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Three years ended May 31, 2003

	Common Stock

	Number		Retained
(in thousands)	of Shares	Amount	Earnings

Balance, May 31, 2000	24,635	$11,139	$210,526
Exercise of stock options, net, including related tax effect	186	789	—
Repurchase of common stock	(318)	(146)	(2,835)
Net income for the year ended May 31, 2001	—	—	30,713

Balance, May 31, 2001	24,503	11,782	238,404
Exercise of stock options, net, including related tax effect	276	1,467	—
Repurchase of common stock	(4)	(3)	(55)
Net income for the year ended May 31, 2002	—	—	13,122

Balance, May 31, 2002	24,775	13,246	251,471

Exercise of stock options, net, including related tax effect	46	242	—
Tax benefit for stock options exercised (Note 1)	—	2,535	—
Net loss for the year ended May 31, 2003	—	—	(14,986)

Balance, May 31, 2003	24,821	$16,023	$236,485

     The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended May 31,

(in thousands)	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(14,986)	$13,122	$30,713
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	46,279	60,781	76,856
Loss on impairment of goodwill	35,703	—	—
Loss on impairment of intangibles	1,432	—	—
Provision for losses on accounts receivable	605	2,930	2,479
Gain on sale of rental and lease equipment	(8,386)	(8,294)	(10,226)
Deferred income taxes	(12,638)	(1,126)	1,529
Changes in operating assets and liabilities:
Accounts receivable	4,544	8,856	3,574
Other assets	(1,129)	(122)	402
Accounts payable	(470)	448	(2,578)
Accrued expenses	(923)	(2,900)	(5,315)
Deferred revenue	(883)	2,716	—

Net cash provided by operating activities	49,148	76,411	97,434

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of rental and lease equipment	24,005	27,913	32,745
Proceeds from purchase price settlement	—	—	20,800
Payments for purchase of rental and lease equipment	(26,653)	(51,159)	(66,987)
Purchases of marketable securities	(10,000)	—	—
Payments for purchase of other property	(917)	(87)	(469)

Net cash used in investing activities	(13,565)	(23,333)	(13,911)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in short-term bank borrowings	—	—	(21,800)
Proceeds from issuance of common stock	242	1,467	789
Payment for repurchase of common stock	—	(58)	(2,981)

Net cash provided by (used in) financing activities	242	1,409	(23,992)

Net increase in cash and cash equivalents	35,825	54,487	59,531
Cash and cash equivalents at beginning of year	115,623	61,136	1,605

Cash and cash equivalents at end of year	$151,448	$115,623	$61,136

     The accompanying notes are an integral part of these consolidated financial statements.

ELECTRO RENT 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended May 31, 2003, 2002 and 2001
(U.S. dollar amounts in thousands, except per share amounts)

Note 1: Summary Of Significant Accounting Policies

BUSINESS AND ORGANIZATION: Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measure- ment instruments (T&M) and personal computers and servers (DP) purchased from leading manufacturers. Another aspect of the Company’s business is the sale of equipment after its utilization for rental or lease. The Company’s wholly owned subsidiaries, Genstar Rental Electronics, Inc., and ER International, Inc., act as the Company’s agents in Canada and Europe, respectively, for all of these business activities.

The Company’s customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 2003, 2002 and 2001 no customer accounted for more than 10% of total revenues.

BASIS OF PRESENTATION: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. In 2003, the Company reclassified approximately $2.5 million from accrued expenses to common stock in the accompanying consolidated balance sheets for tax benefits received on the exercise of stock options between the fiscal years 1996 to 2003.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s use of estimates also affects the reported amounts of revenues and expenses during the reporting period. On a regular basis, management reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including rental and lease equipment and intangibles, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on management’s historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes, however, that the estimates, including those for the above-listed items, are reasonable.

REVENUE RECOGNITION: Rental and lease revenues are recognized in the month they are due on the accrual basis of accounting. Rentals and leases are billed to customers in advance, and unearned billings are recorded as deferred revenue. Other revenues con- sist of billings to customers for equipment sales, delivery, or repairs, which are recognized in the period in which the respective equipment is shipped and risk of loss is passed to the customer or the services are performed. Interest income on cash equivalents is recognized in the period earned.

RENTAL AND LEASE EQUIPMENT AND OTHER PROPERTY: Assets are generally stated at cost, less accumulated depreciation. Upon retire- ment or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using the straight-line and sum-of-the- years’-digits methods over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment over two to six years, depending on the type of equipment. Normal maintenance and repairs are expensed as incurred. Rental and lease equipment at net book value comprised $75,314 of T&M equipment and $12,030 of DP equipment at May 31, 2003, and $99,208 of T&M equipment and $20,467 of DP equipment at May 31, 2002.

CAPITAL LEASES: The Company has certain customer leases providing bargain purchase options, which are accounted for as sales- type leases. At May 31, 2003 and 2002 investment in sales-type leases of $671 and $1,321 net of deferred interest of $39 and $77, is included in other assets. Interest income is recognized over the life of the lease using the effective interest method.

INCOME TAXES: The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are periodically reviewed for recoverability.

ELECTRO RENT 2003 ANNUAL REPORT

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of cash and cash equivalents and accounts receivable approximates fair value due to the short maturity of these instruments. Cash and short-term investments with original maturities of 90 days or less are considered to be cash equivalents.

IMPAIRMENT OF ASSETS: The carrying value of equipment held for rental and lease is assessed quarterly or when factors indicating impairment are present. The Company recognizes impairment losses on equipment held for rental and lease when the expected future undiscounted cash flows are less than the asset’s carrying value, in which case the asset is written down to its estimated fair value.

GOODWILL AND INTANGIBLES: Until May 31, 2001, goodwill was amortized over a period of 40 years and intangibles were amortized on a straight-line basis over their estimated useful lives, to a residual of zero. On June 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, which provides that intangible assets with finite useful lives be amortized over that life and that goodwill and intangible assets with indefinite lives not be amortized, but will be tested at least annually for impairment. We conducted impairment reviews of goodwill and other intangible assets in fiscal 2003. As a result of the reviews, we wrote off $35,703 of goodwill and $1,432 of intangible assets in fiscal 2003. (See Note 3.)

CASH AND CASH EQUIVALENTS: All highly liquid investments purchased with an original maturity of three months or less at the date acquired are cash equivalents. These investments, consisting primarily of money market funds, are stated at cost, which approximates market.

MARKETABLE SECURITIES: The Company considers its marketable securities available-for-sale as defined in SFAS No. 115,“Accounting for Certain Investments in Debt and Equity Securities,” and, accordingly, they are carried at fair value. Realized gains and losses and declines in value considered to be other than temporary are included in income. The cost of securities sold is based on the specific identification method. There were no material realized or unrealized gains or losses, nor any material differences between esti- mated fair values, based on quoted market prices, and the costs of securities in the investment portfolio as of May 31, 2003. The Company’s marketable securities consist of auction rate securities, which carry dividend rates that reset every 49 days but have contractual maturities of greater than one year.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of the Company’s customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased.

CONCENTRATION OF CREDIT RISK: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. The Company invests excess cash primarily in money market funds of major financial institutions and auction rate securities of rated or investment grade corporate issuers. Excess cash of $145.6 million was invested in eight large U.S. Government money market funds, $5.0 million was invested in a large municipal money market fund, and $10.0 million was invested in auction rate securities as of May 31, 2003. For trade accounts receivable, the Company sells primarily on 30-day terms, performs credit evaluation procedures on each customer’s individual trans- actions and requires security deposits or personal guarantees from its customers when significant credit risks are identified. Typically, most customers are large, established firms. An allowance for potential credit losses is maintained.

The Company purchases rental and lease equipment from numerous vendors. During fiscal 2003 and 2002, Agilent Technologies, Inc. was the only vendor that accounted for more than 10% of such purchases.

DERIVATIVE FINANCIAL INSTRUMENTS: During 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and for Hedging Activities,” which establishes new standards for reporting derivative and hedging information. The standard as amended in SFAS No. 138 is effective for periods beginning after June 15, 2000 and was adopted by the Company in fiscal 2002. The Company did not have any derivative financial instruments as of May 31, 2003 or 2002. The adoption of this standard did not have a significant impact on the consolidated financial statements.

ELECTRO RENT 2003 ANNUAL REPORT

COMPREHENSIVE INCOME: SFAS No. 130, “Reporting Comprehensive Income,“establishes standards to measure all changes in equity that result from transactions and other economic events other than transactions with shareholders. Comprehensive income is the total of net income and all other non-shareholder changes in equity. Other than net income, the Company has no compre- hensive income.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE: Basic earnings per share (“EPS”) is computed as net income divided by the weighted average number of shares of common stock outstanding for the reported year, excluding the dilutive effects of stock options and other potentially dilutive securities. Diluted EPS is computed as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents for the reported year. Common stock equivalents result from the dilutive stock options computed using the treasury stock method.

CASH FLOW: Supplemental disclosures of cash paid during the year for:

	2003	2002	2001

Interest	$10	$9	$271
Income taxes	3,962	4,666	19,095

Supplemental disclosure of non-cash investing and financing activities: The Company acquired equipment of $6,243, $6,626, and $25,623, at May 31, 2003, 2002 and 2001, respectively, which was paid for during the subsequent year. The Company recorded the tax benefit of $2,535 for employee stock options exercised which increased common stock in the fiscal year ended May 31, 2003.

RECENT PRONOUNCEMENTS: In August 2001, the FASB issued SFAS No. 144,“Accounting for the Impairment or Disposal of Long-Lived Assets”, which is effective for the fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 as required on June 1, 2002. This standard did not have a significant effect on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146,“Accounting for Costs Associated with Exit or Disposal Activities.“SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force Issue No. 94-3 where a liability for an exit is recognized at the date of an entity’s commitment to an exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a significant effect on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45,“Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107”, and rescission of FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others.“FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption of such interpretation did not have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148,“Accounting for Stock-Based Compensation-Transition and Disclosure-an amend- ment of FASB Statement No. 123” SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation in both annual and interim reporting. The amendments are effective for fiscal years ending after December 15, 2002. The Company adopted the disclosure only provisions of SFAS No. 148 on March 1, 2003.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instru- ments embedded in other contracts, and for hedging activities under FASB Statement No. 133,“Accounting for Derivative Instruments and Hedging Activities.” The provisions of SFAS No. 149 are effective for contracts entered into or modified after

ELECTRO RENT 2003 ANNUAL REPORT

June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company believes the adoption of such standard will not have a material impact on its financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150,“Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instru- ments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The Company does not believe that the adoption of SFAS No. 150 will have a significant impact on its financial statements.

STOCK-BASED COMPENSATION: The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25,“Accounting for Stock Issued to Employees,” in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recog nized ratably over the associated service period, which is generally the option vesting term.

The Company’s net earnings and earnings per share would have been reduced to the pro forma amounts shown below if compensa- tion cost had been determined based on the fair value at the grant dates in accordance with SFAS Nos. 123 and 148,“Accounting for Stock-Based Compensation.”

	2003	2002	2001

Net income (loss), as reported	$(14,986)	$13,122	$30,713
Less: compensation cost determined under the fair value method, net of tax	931	541	930

Pro forma net income (loss)	$(15,917)	$12,581	$29,783

Basic earnings (loss) per share:
As reported	$(.60)	$.53	$1.26
Pro forma	(.64)	.51	1.22
Diluted earnings (loss) per share:
As reported	(.60)	.53	1.24
Pro forma	(.64)	.51	1.21

The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted- average assumptions:

	2003	2002	2001

Average risk-free interest rate	3.8%	4.8%	6.2%
Expected dividend yield	0	0	0
Expected volatility	45.5	44.1	44.4
Expected life in years	4.8	4.2	7.2

The weighted average fair value per option granted was $4.93 in 2003, $6.81 in 2002 and $6.62 in 2001.

Note 2: Restructuring Charge

Due to the prolonged downturn in our industry, in May 2003 the Company restructured our business as part of its continuing program to create efficiencies within our operations. The Company recorded restructuring charges of $821 in selling, general and administrative expenses, which included the following:

ELECTRO RENT 2003 ANNUAL REPORT

Reducing the Company’s workforce by approximately 27 employees, mainly in the Duluth, Georgia, warehouse and sales office, resulting in a severance charge of approximately $220. Approximately $113 was paid in May 2003, and the remainder will be paid in fiscal 2004.

Consolidating the Company’s facilities through the closing of the Duluth, Georgia, warehouse, from a total of approximately 435,000 square feet into approximately 399,000 square feet. Property and equipment that was disposed of or removed from operations resulted in a charge of $31 and consisted primarily of leasehold improvements, equipment and furniture and fixtures. In addition, we incurred a charge of $570 associated with the lease related to the closed facility, which represents the fair value of the liability determined based on the remaining lease rentals, reduced by estimated sublease rentals. Amounts accrued (net of estimated sublease proceeds) related to the facility closure will be paid over the remaining lease term through May 2005.

				Remaining
				Liability
				Balances
	Total	Cash	Non-Cash	as of
	Charges	Payments	Charges	May 31, 2003
Severance	$220	$(113)	0	$107
Property and equipment	31	0	$(31)	0
Lease commitments	570	0	0	570

	$821	$(113)	$(31)	$677

Note 3: Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those that are required to be included in goodwill. The Company adopted SFAS No. 141 in the first quarter of fiscal 2002. Adoption of SFAS No. 141 did not have a significant impact on the financial statements.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization and the testing for impairment of goodwill at least annually. The Company adopted SFAS No.142 in the first quarter of fiscal 2002. The impact of SFAS No. 142 on the Company’s financial position and results of operations was primarily the elimination of annual goodwill amortization of $1,400.

In accordance with SFAS No. 142, the Company performed impairment testing for goodwill and other intangible assets during the quarter ended May 31, 2003. Recorded goodwill related primarily to the GE Capital Technology Management Services (“TMS”) acqui- sition in fiscal 1998, and other intangible assets related to the Genstar Rental Electronics, Inc. acquisition in fiscal 1995. Since the Company operates in a single business segment as a single business unit, the determination of whether an impairment of goodwill existed was based on a comparison of the fair value of the entire Company to the carrying value of our net assets. In estimating the fair value of the entire Company, the Company’s management reviewed the average and closing stock prices for our Common Stock, as well as other factors. Because the fair value of the entire Company was determined to be less than the carrying value of our net assets, the Company was required to record an impairment loss on goodwill of $35.7 million. Additionally, because the Genstar trade name and customer contracts were deemed to no longer have value to the Company, we were required to record an impair- ment loss on intangible assets of $1.4 million. As a result of these impairment losses recorded in the quarter ended May 31, 2003, the balances for goodwill and intangible assets were reduced to zero. There were no charges for impairment of goodwill and other intangible assets in fiscal 2002.

ELECTRO RENT 2003 ANNUAL REPORT

Aggregate amortization expense on intangible assets, prior to their write-off, was approximately $130 for the year ended May 31, 2003. The following sets forth the intangible assets by major class as of May 31, 2002:

	Gross
	Carrying	Accumulated
	Amount	Amortization

Asset class:
Customer contracts and related relationships	$4,500	$(3,920)
Trade name	2,000	(1,012)

Total intangibles	$6,500	$(4,942)

The following table presents net income on a comparable basis, after adjustment for goodwill amortization for the fiscal years ended May 31:

	2003	2002	2001

Reported net income (loss)	$(14,986)	$13,122	$30,713
Add back: goodwill amortization, net of tax effect	0	0	857

Adjusted net income (loss)	$(14,986)	$13,122	$31,570

Basic earnings (loss) per share
As reported	$(0.60)	$0.53	$1.26
As adjusted	$(0.60)	$0.53	$1.29
Diluted earnings (loss) per share
As reported	$(0.60)	$0.53	$1.24
As adjusted	$(0.60)	$0.53	$1.28

Note 4: Borrowings

On November 28, 2002, the Company renewed its 364-day agreement with a bank to provide a revolving line of credit for $10,000, subject to certain restrictions, to meet potential equipment acquisition needs as well as working capital and general corporate requirements. The interest rate on the line of credit is based on the prime rate or LIBOR, and the Company had no borrowings out standing during the fiscal years ended May 31, 2003 and 2002.

Derivative Positions — The Company entered into various interest rate protection agreements, which all expired during fiscal 2001. The Company’s exposure under these agreements was limited to the impact of variable interest rate fluctuations and the periodic settlement of amounts due under these agreements if the other parties failed to perform. There were no derivative financial instru ments outstanding as of May 31, 2003, 2002 or 2001.

Note 5: Income Taxes

The provision (benefit) for income taxes consists of the following for the fiscal years ended May 31:

	2003	2002	2001

Current
Federal	$2,912	$4,939	$15,131
State	402	991	2,162
Deferred
Federal	(11,105)	(985)	1,338
State	(1,533)	(141)	191

	$(9,324)	$4,804	$18,822

ELECTRO RENT 2003 ANNUAL REPORT

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows for the fiscal years ended May 31:

	2003	2002	2001

Statutory federal rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.7	5.0	5.0
Change in tax estimates on existing local, state, federal and foreign tax liabilities	2.1	(11.2)	—
Non-deductible portion of impairment loss	(5.2)	—	—
Other — net	1.8	(2.0)	(2.0)

Effective tax rate	38.4%	26.8%	38.0%

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2003 and 2002 are as follows:

	2003	2002

Deferred tax assets:
Goodwill and intangible assets	$8,306	$(4,290)
Allowance for doubtful accounts	428	984
Net operating loss carry forwards	386	646
Deferred compensation and benefits	962	781
Other	137	68

	10,219	(1,811)

Deferred tax liabilities:
Accumulated depreciation and amortization	(13,398)	(14,006)

Net deferred tax liabilities	$(3,179)	$(15,817)

Net operating loss carry forwards for federal income tax reporting purposes approximate $1,134 at May 31, 2003 and are available for use against taxable income through 2006. The utilization of operating loss carry forwards is limited to $356 per year for federal income tax reporting purposes.

Note 6: Computation of Earnings Per Share

Following is a reconciliation of the denominator used in the computation of basic and diluted EPS:

	2003	2002	2001

Denominator:
Denominator for basic earnings per share-weighted average common shares outstanding	24,810	24,602	24,416
Effect of dilutive-options	—	235	337

	24,810	24,837	24,753

Net income (loss)	$(14,986)	$13,122	$30,713
Earnings (loss) per share:
Basic	$(.60)	$.53	$1.26
Diluted	$(.60)	$.53	$1.24

ELECTRO RENT 2003 ANNUAL REPORT

Certain options to purchase the Company’s common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 1,131,408, 654,823, and 387,661 at May 31, 2003, 2002, and 2001, respectively.

Note 7: Rentals Under Noncancellable Operating Leases

The Company rents equipment on a short-term basis and leases equipment for periods greater than 12 months. Such leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make rental and lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of customers to make the required payments. If the financial condition of the Company’s customers were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the customers were to improve or if legal remedies to collect past due amounts were more successful than expected, the allowance for doubtful accounts may need to be reduced and income would be increased. A roll-forward of the allowance is as follows at May 31:

	2003	2002	2001

Beginning of year	$2,461	$1,840	$4,866
Provision for doubtful accounts	605	2,930	2,479
Write-offs	(1,960)	(2,309)	(5,505)

End of year	$1,106	$2,461	$1,840

The Company’s cost of equipment under operating leases at May 31, 2003, with remaining noncancellable lease terms of more than one year, is $21,145 before accumulated depreciation of $9,373, and the net book value is $11,772.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2003 is as follows:

2004	$9,753
2005	6,700
2006	1,773

$18,226

Note 8: Other Property

Other property, at cost, consists of the following at May 31:

	2003	2002

Land	$6,985	$6,985
Buildings	13,781	13,682
Furniture and other equipment	6,259	6,992
Leasehold improvements	381	1,494

	27,406	29,153
Less — accumulated depreciation and amortization	(10,997)	(12,241)

	$16,409	$16,912

ELECTRO RENT 2003 ANNUAL REPORT

Note 9: Commitments and Contingencies

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

2004	$952
2005	744
2006	42

$1,738

Rent expense was $2,643, $2,698, $2,969 in fiscal 2003, 2002, and 2001, respectively.

The Company is subject to legal proceedings and business disputes involving ordinary and routine claims. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record either more or less litigation expense. It is management’s opinion that none of the open matters at May 31, 2003 will have a material adverse effect on the Company’s financial condition or operations.

Note 10: Stock Option Plans

The Company has Stock Option Plans (the “Plans”) that authorize the Board of Directors to grant options for 3,667,500 shares of the Company’s common stock, of which 1,142,312 were available for future grants at May 31, 2003. The Plans provide for both incentive stock options, which may be granted only to employees, and non-statutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a five-year or ten-year period from the date of grant. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of one-third per year over a period of three years or one-fourth per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from October 2003 to July 2010. The following table summarizes certain information relative to options for common stock.

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Options outstanding, beginning of year	783,269	$12.15	1,068,794	$10.35	1,100,847	$9.19
Granted	528,704	11.27	7,574	16.44	172,640	11.60
Exercised	(46,281)	5.22	(276,361)	5.31	(192,693)	4.52
Forfeited	(98,687)	14.61	(16,738)	12.13	(12,000)	14.97

Options outstanding, end of year	1,167,005	$11.82	783,269	$12.15	1,068,794	$10.35

Options exercisable at end of year	580,055	$12.34	667,429	$12.25	799,494	$9.56

ELECTRO RENT 2003 ANNUAL REPORT

The following summarizes information regarding stock options outstanding at May 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$ 4.36 – $11.30	169,804	2.5	$8.54	156,804	$8.47
$11.31 – $11.50	505,750	4.1	11.31	0	0
$11.51 – $20.25	491,451	5.0	13.48	423,251	13.78

	1,167,005	4.3	$11.82	580,055	$12.34

Note 11: Savings Plan and Employee Stock Ownership Plan

The Company maintains a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. The Company has the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, the Company also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $335, $441, and $670 were made for 2003, 2002, and 2001, respectively.

The ESOP was established in 1975 and was frozen in 1994, at which time all participants became fully vested. Contributions to the ESOP were invested primarily in stock of the Company. The ESOP held 499,096 shares of the Company’s stock at May 31, 2003.

Note 12: Insurance Settlement

On July 22, 2003, the Company received a one-time insurance settlement of $2,000 related to unrecoverable rental and lease equipment written off in years prior to fiscal 2003. The Company’s claim was settled and the insurance proceeds were recorded as other income in fiscal 2003.

Note 13: Segment Reporting

SFAS No. 131,“Disclosure about Segments of an Enterprise and Related Information,” establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS No. 131, the Company’s operations are treated as one operating segment because discrete financial information is not available for its product groups and the economic characteristics of the product groups are similar.

Although the Company has no reportable segments, it has two groups of similar products: test and measurement (T&M) and computer-related (DP) equipment. The Company’s equipment pool, based on acquisition cost, comprised $194,433 of T&M equipment and $58,245 of DP equipment at May 31, 2003, and $225,099 of T&M equipment and $97,765 of DP equipment at May 31, 2002.

ELECTRO RENT 2003 ANNUAL REPORT

Revenues for these product groups were as follows for the fiscal year ended May 31:

	T&M	DP	Total

2003
Rentals and leases	$52,990	$27,677	$80,667
Sales of equipment and other revenues	22,736	5,393	28,129

	$75,726	$33,070	$108,796

2002
Rentals and leases	$71,546	$43,764	$115,310
Sales of equipment and other revenues	23,954	8,600	32,554

	$95,500	$52,364	$147,864

2001
Rentals and leases	$87,533	$85,962	$173,495
Sales of equipment and other revenues	23,929	13,752	37,681

	$111,462	$99,714	$211,176

No single customer accounted for more than 10% of total revenues during fiscal 2003 and 2002. In addition, total foreign country customers and operations accounted for less than 10% of the Company’s revenues and long-lived assets for the same periods.

Note 14: Quarterly Information (Unaudited)

Quarterly information is as follows:

	Total	Income (Loss)	Net		Earnings (Loss) Per Share
	Revenues	Before Taxes	Income (Loss)		Basic		Diluted

Fiscal Year 2003
First Quarter	$31,065	$4,192	$2,601		$0.10		$0.10
Second Quarter	28,770	3,112	1,930		0.08		0.08
Third Quarter	24,642	1,383	857		0.04		0.04
Fourth Quarter	24,319	(32,997)	(20,374	)(1)	(0.82	)(1)	(0.82	)(1)

	$108,796	$(24,310)	$(14,986)		$(0.60)		$(0.60)

Fiscal Year 2002
First Quarter	$42,956	$6,441	$3,994		$0.16		$0.16
Second Quarter	39,081	5,164	3,202		0.13		0.13
Third Quarter	31,993	2,913	1,807		0.07		0.07
Fourth Quarter	33,834	3,408	4,119	(2)	0.17	(2)	0.17	(2)

	$147,864	$17,926	$13,122		$0.53		$0.53

(1)	Includes pre-tax loss on impairment of goodwill and other intangible assets of $37.1 million and pre-tax income from an insurance settlement of $2.0 million.

(2)	Includes reduction in income tax expense of $2.0 million related to a re-evaluation of the Company’s accrued liability for state, federal, local and foreign income taxes.

ELECTRO RENT 2003 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation (a California Corporation) and subsidiaries (the “Company”) as of May 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended May 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated August 6, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in fiscal year ended May 31, 2002, the Company changed its method of accounting for goodwill and other intangibles to conform to Statement of Financial Accounting Standards No. 142, resulting in the discontinuation of amortization of goodwill during the fiscal year ended May 31, 2002.

Los Angeles, California
August 21, 2003